BIOTEN GENERAL PARTNERSHIP
                              THIRD QUARTER 1995

(i) BIOTEN is currently involved in the research, development, and marketing of a biomass-fired combustion turbine power generating facility. Current operations consist of the development of a commercial prototype plant
     (CPP). It is anticipated that the CPP will begin start-up operations and testing in late December 1995. There are no current sales. Revenues are anticipated to come from the sale of commercial plants modeled after a successfully completed CPP. In addition a small amount of revenues may come from the sale of electricity generated by the CPP.

     The BIOTEN General Partnership was formed on June 26, 1995. The balance sheet and statement of cash flows include information from inception of the partnership through September 30, 1995. The income statement year to date also includes activity from inception. The income statement quarter ended includes activity from July 1, 1995 through September 30, 1995.

(ii) EUA Energy advanced $660,000 in capital contributions to BIOTEN in the third quarter of 1995. On a cumulative basis EUA Energy has invested $2,192,451 in BIOTEN, which includes amounts funded under the Research and Development Agreement prior to the formation of the Partnership.

(iii) Services were provided by 2 EUA Service Corporation staff personnel in the following areas:
                    a.  Marketing and planning
                    b.  Budgeting and funding requirements
                    c.  Construction management & scheduling

(iv)  BIOTEN's Financial Statements through September 30, 1995.

                          BIOTEN GENERAL PARTNERSHIP
                            CONDENSED BALANCE SHEET
                              September 30, 1995
                                   (Unaudited)
                             (In Thousands of Dollars)

                                 ASSETS
Fixed Assets:
    Equipment, net                                  $1,209
          Total fixed Assets                         1,209
Current Assets:
    Cash and temporary Cash Investments                 86
          Total Current Assets                          86
TOTAL ASSETS                                        $1,295

                        PARTNERSHIP EQUITY
Partnership Equity:
    Partnership Equity - EUA BIOTEN                 $1,219
    Partnership Equity - NCRSCo                         76
          Total Partnership Equity                   1,295


                        CONDENSED INCOME STATEMENT
           For the Quarter ended and year to date September 30, 1995
                                (Unaudited)
                          (In Thousands of Dollars)

                                     QUARTER ENDED              YTD


Operating Income                              $0                 $0

Operating Expenses:
    Research and Development Expenses        169                260
    General and Administrative Expenses       95                224
          Total Operating Expenses           264                484
Operating Income (Loss)                     (264)              (484)
Net Income (Loss)                          ($264)             ($484)


                          STATEMENT OF CASH FLOWS
                   For the Period Ended September 30, 1995
                                (Unaudited)
                         (In Thousands of Dollars)

Operating Activities:
    Pre-tax Net Income (Loss)                        ($484)
       Net Cash (used in) Operating Activities        (484)
Financing Activities:
    Equity Contributions                             1,350
       Net cash provided from Financing Activities   1,350
Investing Activities:
    Capital Expenditures                              (780)
       Net cash (used in) Investing Activities        (780)
Net Cash Provided                                       86

Supplemental schedule of non-cash investing and financing activities:
    Contribution of equipment, land, and buildings
    in exchange for increased partnership equity      $428